FORM 25
Securities and Exchange Commission
Washington, D.C. 20549
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-12356
DaimlerChrysler AG,
Philadelphia Stock Exchange,
The Chicago Stock Exchange, Incorporated
and NYSE Arca

(Exact name of Issuer as specified in its charter, and name of Exchanges where security is listed and/or registered)
Mercedesstrasse 137, 70327 Stuttgart, Germany 49 711 17 93128

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares, no par value

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchanges and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchanges.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, DaimlerChrysler AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Stuttgart, June 30, 2006	By:	/s/ Friedrich Lauer
Friedrich Lauer
Vice President Investor Relations

By:	/s/ Ulrich Stoermer
Ulrich Stoermer
Associate General Counsel